November 23, 2016
VIA EDGAR AND E-MAIL
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attention: Amit Pande, Accounting Branch Chief, Office of Financial Services
Re:    J.G. Wentworth Co.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 10, 2016
Form 10-Q for Fiscal Quarter Ended June 30, 2016
Filed August 9, 2016
Response Dated October 7, 2016
File No. 001-36170
Ladies and Gentleman:
The J.G. Wentworth Company (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter, dated November 3, 2016 (the “Comment Letter”), provided in response to the Company’s letter, dated October 7, 2016, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”), as filed with the SEC on March 10, 2016, and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 (the “Form 10-Q”), as filed with the SEC on August 9, 2016.
For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response.
Form 10-Q for the Quarterly Period Ended June 30, 2016
Reconciliation of Net Loss to Adjusted Net (Loss) Income and Adjusted Earnings Before Interest, Income Taxes, Depreciation and Amortization, Non-GAAP Financial Measures, page 50

1.
We note your response to comment 8. We continue to believe your current presentation of Adjusted Net Income and Adjusted EBITDA is inconsistent with the guidance in the Compliance and Disclosure Interpretations on non-GAAP financial measures. Please revise your presentation in future filings.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will not include the presentation of Consolidated Adjusted Net Income or Consolidated Adjusted EBITDA used in the Form 10-Q for the quarter ended June 30, 2016 as a measure of profitability in future filings. Notwithstanding the forgoing, Financial Accounting Standards Board Accounting Standards Codification 280 - Segment Reporting (“ASC 280”) requires that a public entity report a measure of profit or loss for each reportable segment. ASC 280 does not define the segment profit or loss measure of profit or loss to be reported. The measure of profit or loss disclosed for reportable segments is the measure used by the chief operating decision maker (“CODM”) to make decisions about allocating resources to the segment and to assess segment performance. Segment profitability, as presented in accordance with ASC 280, may be determined on a basis that differs from the amounts in the consolidated financial statements determined in accordance with U.S. Generally Accepted Accounting Principles. Segment Adjusted EBITDA is the measure of segment profit or loss included in management’s reporting package provided to and reviewed by the Company’s CODM for evaluating segment performance. As a result, we believe it appropriate to use this measure or any other measure

Securities and Exchange Commission
November 23, 2016

that is presented in conformity with ASC 280 and in accordance with the guidance contained in question 104.01 of updated Compliance and Disclosure Interpretations issued on May 17, 2016 by the Staff, in future filings with the SEC. Such measures would not be considered non-GAAP financial measures under Regulation G and Item 10(e) of Regulation S-K.
Recently Issued Accounting Pronouncements Not Yet Adopted, page 60

2.
We note your response to comment 9. We also note your disclosure on page 39 of your Form 10-K for the year ended December 31, 2015, that you intend to take advantage of the benefits of the extended transition period beginning in 2016. Please identify for us each new or revised financial accounting standard adopted during 2013, 2014 and 2015 and tell us the transition provisions you used to adopt the standard, i.e., early adopted, adopted using effective dates applicable to a non-emerging growth company, or adopted using an extended transition period available to an emerging growth company. Please provide us an analysis of how the adoption of new and revised accounting standards during 2013, 2014 and 2015 impacted your eligibility to take advantage of the extended transition periods beginning in 2016.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff of the following financial accounting standards that were adopted during 2013, 2014 and 2015 and the transition provisions used upon adoption:

a)
ASU 2011-11 - Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). Under ASU 2011-11, an entity was required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods and provide the disclosures required by those amendments retrospectively for all comparative periods presented. Question 33 of the SEC’s Jumpstart Our Business Startups Act (“JOBS Act”) Frequently Asked Questions - Generally Applicable Questions on Title I of the JOBS Act, dated December 21, 2015 (the “JOBS Act FAQs”), indicates that when considering the extended transition period for complying with new or revised financial accounting standards, the term “new or revised” financial accounting standard refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012, the date of the enactment of the JOBS Act. ASU 2011-11 was issued by the Financial Accounting Standards Board (“FASB”) on December 16, 2011 and therefore was not eligible for the extended transition period. ASU 2011-11 did not differentiate between public entities or nonpublic entities with respect to the effective date and did not provide entities the option to early adopt. The Company adopted ASU 2011-11 on January 1, 2013 which was prior to filing its Registration Statement on Form S-1 with the SEC on October 4, 2013.

b)
ASU 2013-02- Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 was issued by the FASB on February 5, 2013. Under ASU 2013-02, for public entities, the amendments were effective prospectively for annual and interim reporting periods beginning after December 15, 2012. For nonpublic entities, the amendments were effective prospectively for annual and interim reporting periods beginning after December 15, 2013. ASU 2013-02 permitted early adoption and did not differentiate between public entities or nonpublic entities with respect to early adoption. In its September 30, 2013 filing on Form 10-Q, which was its first filing on Form 10-Q after becoming a public company, the Company disclosed that the Company early adopted ASU 2013-02 effective January 1, 2013, which was prior to filing its Registration Statement on Form S-1 with the SEC on October 4, 2013. The early adoption date selected by the Company represented the start of the first annual period after the issuance of the new or revised financial accounting standard.

c)
ASU 2013-11- Income Taxes (Topic 740): Presentation of Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryfoward Exists (a consensus of the FASB Emerging Issues Task Force) (“ASU 2013-11”). ASU 2013-11 was issued by the FASB on July 18, 2013. Under ASU 2013-11, for public entities the amendments were effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. For nonpublic

Securities and Exchange Commission
November 23, 2016

entities, the amendments were effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. ASU 2013-11 permitted early adoption but it did not differentiate between public entities or nonpublic entities with respect to early adoption. The Company acknowledges that it did not specifically state in its filings with the SEC that it early adopted ASU 2013-11 when in fact it was early adopted. In each of its filings on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014 and in its filing on Form 10-K for the year ended December 31, 2014, the Company disclosed that the Company adopted ASU 2013-11 effective January 1, 2014 and that the adoption did not materially impact the Company’s financial statements.
The Company reviewed the JOBS Act and the JOBS Act FAQs. Neither the JOBS Act nor the JOBS Act FAQs address the early adoption of new or revised financial accounting standards by an emerging growth company that has elected to take advantage of the extended transition period for complying with new or revised financial accounting standards in situations where early adoption by nonpublic entities is permitted or not expressly prohibited. Further, the Company has not prominently disclosed that it made an irrevocable “opt in” decision in any periodic report or registration statement, as would be required in the first periodic report or registration statement following any such decision. Therefore, we do not believe the Company’s adoption of new and revised accounting standards during 2013, 2014 and 2015 impacts the Company’s eligibility to continue to take advantage of the extended transition periods afforded to emerging growth companies under the JOBS Act. Based on the guidance provided in response to Question 40 of the JOBS Act FAQs and provided that none of the other disqualifying conditions are triggered, the Company will cease to be an emerging growth company on December 31, 2018 at which point it will be subject to financial accounting standard effective dates applicable to non-emerging growth companies.
In connection with responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please direct any questions concerning this filing to the undersigned at 484-434-2320.
Sincerely,

/s/ Roger O. Gasper
Roger O. Gasper
Executive Vice President & Chief Financial Officer

cc:    Via E-mail
Stewart Stockdale, Chief Executive Officer and Director
Stephen Kirkwood, Executive Vice President & Chief Legal Officer
Michael Shaw, Vice President and Corporate Controller